Exhibit 99.2

IMRIS Announces Postponement of its Annual Meeting of Shareholders and Release of First Quarter 2015 Financial Results and Conference Call

MINNEAPOLIS, May 6, 2015 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that the Annual Meeting of Shareholders, which was scheduled for May 7th, 2015, has been rescheduled to June 25th, 2015.  IMRIS also announced that the First Quarter 2015 Financial Results press release and conference call, which were scheduled for May 7th, 2015, have been postponed.  Further details regarding the meeting of shareholders will be contained in the Information Circular that will be mailed to shareholders of the Company in due course.

The Company's shareholders of record on May 14, 2015 will be entitled to notice and to vote at the Annual Meeting.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations, including but not limited to such matters as anticipated business prospects, economic and market conditions, financial condition and performance and other corporate affairs. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results, including but not limited to such risks that. These forward looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: please contact: Jay Miller, President and Chief Executive Officer, IMRIS Inc., Tel: 763-203-6303, Email:jmiller@imris.com

CO: IMRIS Inc.

CNW 17:56e 06-MAY-15